Contact

www.linkedin.com/in/regina-trillo-a5055711 (LinkedIn)

Top Skills

Human Rights
Intellectual Property
Corporate Law

Regina Trillo

Proud Latina sharing culture through food.
Greater Chicago Area

Experience

TUYYO FOODS
Co-Founder, CEO/COO
January 2026 - Present (7 months)

Culturally-rooted food platform sharing easy-to-make Latin food for the modern consumer:
- Crunchitos: high-fiber & protein snacks in bold Mexican-inspired flavors
- Powdered agua fresca made with real fruit and electrolytes (mango, horchata, hibiscus and strawberry)
- Taco seasonings made with 2x the amount of spices and real ingredients (tinga and al pastor)

Gifted Breads
Partner
January 2024 - Present (2 years 7 months)
Chicago, IL

We make gluten-free bread that tastes, feels and smells like regular bread. Gifted Breads are made with nonGMO whole grain flours from regenerative farms and are free from seed oils, artificial preservatives or synthetic sweeteners. Our loaves are fully baked and frozen, delivering a fresh-baked experience with a crispy crust, a soft and airy interior. Find us at Whole Foods (freezer) and Sprouts (fridge)!

Nemi Snacks
Founder (now Tuyyo Foods)
March 2019 - March 2026 (7 years 1 month)
Chicago, IL

Nemi Snacks' mission is to elevate Mexican cultura in the U.S. through better-for-you snacks with sombrero-free branding.

Nemi Snacks are award-winning crunchy sticks made with seeds and nopales (a.k.a prickly pear cactus) in Mexican-inspired flavors. Nemi Snacks have twice the amount of protein and fiber than the average tortilla or potato chip and are made with real spices and chiles straight outta the cocina! Artificial stuff? Nada, just mucho sabor y crunch!

PepsiCo Greenhouse Accelerator 2024

NEXTY Award Winner 2024 - Best Salty Snack at Expo West

DoorDash Accelerator 2023

Target Forward Founders Accelerator 2021

Heartland Alliance International
Director of Grant Compliance
February 2017 - September 2023 (6 years 8 months)

Heartland Alliance advances the human rights and responds to the human needs of endangered populations—particularly the poor, the isolated, and the displaced—through the provision of comprehensive and respectful services and the promotion of permanent solutions leading to a more just global society. Heartland is comprised of five entities: Heartland Alliance, Heartland Alliance Health, Heartland Alliance International, Heartland Housing, and Heartland Human Care Services. Heartland provide a continuum of programs that address the root causes of poverty, generate social change, and inspire people to build better lives not only for themselves but for their communities.

PASO - West Suburban Action Project
International Associate- Immigration Law
September 2014 - August 2016 (2 years)

Chicago, Illinois

Socially conscious nonprofit dedicated to serving immigrant communities, and advancing immigrant rights, women's rights and LGBTQ equality. Provided legal services related to family-based immigration, removal (deportation) defense, immigration remedies for survivors of domestic violence, trafficking and other crimes, citizenship and naturalization, and asylum and related relief from persecution.

National Immigrant Justice Center
Immigration Legal Defense Project and Unaccompanied Minors Project
November 2012 - August 2014 (1 year 10 months)

Chicago

National Human Rights Commission
Deputy Director Projects and Planning
January 2010 - August 2011 (1 year 8 months)

Mexico City Area, Mexico

Mexico City's Human Rights Commission
Research Assistant
January 2009 - October 2009 (10 months)

City Hall New York City
Research Intern for Council member Simcha Felder
January 2008 - June 2008 (6 months)

Open Society Institute
Legal Intern Justice Initiative Program
September 2007 - December 2007 (4 months)
Greater New York City Area

Basham, Ringe y Correa, S.C.
Law Clerk- Intellectual Property
August 2006 - August 2007 (1 year 1 month)

Education

Northwestern University School of Law
LLM International Human Rights, Human Rights · (2011 - 2012)

The Hague Academy of International Law
Summer Programme Diploma, Public International Law · (2009 - 2009)

Universidad Iberoamericana, Ciudad de México
Attorney-at-law · (2005 - 2009)

New York University
Visiting Law Student · (2007 - 2008)